Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following is an article published by Puget Sound Business Journal on March 13, 2025, interviewing Glenn Kelman, the Chief Executive Officer of Redfin Corporation.
Redfin CEO on $1.75B sale: ‘We would have been stripped for parts’
By Rick Morgan – Inno Senior Reporter, Puget Sound Business Journal
Two days after the announcement of a pending $1.75 billion sale to Rocket Cos. Inc. (NYSE: RKT), Redfin Corp. (Nasdaq: RDFN) CEO Glenn Kelman told the Business Journal why the Seattle-based company ultimately agreed to the deal.
Kelman said the acquisition talks began in November and picked up after the holidays. Part of the appeal of joining the Detroit-based mortgage and fintech heavyweight is the added data, he said, as combining Redfin’s home search data with Rocket’s financial data will allow the combined company to offer more tailored suggestions to consumers.
“I think if we paired up with any other company, we would have been stripped for parts,” Kelman told the Business Journal on Wednesday. “That company would have wanted the website, but nothing else. We really think to solve a customer’s problem — yes, you have to meet them online — but you also have to meet them in person and see them all the way through the home purchase and their whole life of living there.”
The companies expect the deal to close in the second or third quarter, after which Rocket shareholders would own about 95% of the combined company, and Redfin shareholders would own about 5%. The high-profile acquisition brings one of the region’s most well-known tech brands under the wing of an out-of-town parent company.
The acquisition also comes as Redfin faces headwinds in the real estate market due to high interest rates and decreased homebuying demand. Kelman said it’s harder for a smaller company to access capital during difficult times, but joining a company of Rocket’s size gives Redfin a boost.
“Homes.com is running a Super Bowl ad, and Redfin might not be able to afford that,” Kelman said. “At least not on our own, but Rocket ran a Super Bowl ad.”
Redfin had 4,778 employees at the end of 2024. A spokesperson said no decisions around Redfin’s post-acquisition internal structure have been made at this time.
Redfin will keep its brand and name, given its prominence with consumers searching for homes, and it will keep its headquarters at Hill7 in Seattle’s Denny Triangle neighborhood, where the company has three floors.

Rocket is acquiring Redfin in an all-stock deal that represents a 63% premium over the volume-weighted average price of Redfin’s stock for the 30 days ending Friday. Kelman said companies that believe in a deal should want to be paid that way, hence the all-stock arrangement.
“As an eternal optimist and just a diehard Redfiniac, of course, I believe we’re going to deliver on that vision,” Kelman said.
Both boards have approved the deal, but it still needs approval from Redfin’s shareholders. Kelman will continue to lead Redfin after the deal closes, and he will report to Rocket CEO Varun Krishna.
Redfin, founded in 2004, offers brokered listings, a home search tool, mortgages and a service for high-end homes called Redfin Premier. It started listing rentals in 2022 after acquiring Atlanta-based RentPath in 2021 for $608 million.
Over the past year, however, Redfin has gone through multiple rounds of layoffs, including an announcement in February the company is laying off about 450 employees from its rentals business. Redfin generated $1.04 billion in revenue last year, up from $976.7 million in 2023. Its net loss for 2024 was $164.8 million, up from $130 million in 2023.
Rocket, founded in 1985, operates companies in real estate, mortgage and fintech. Its mortgage business, Rocket Mortgage, has closed more than $1.8 trillion in home loans since its founding, according to the company. Rocket’s other subsidiaries include the personal loan company Rocket Loans and the personal finance app Rocket Money. Rocket generated $5.1 billion in revenue last year, up from $3.8 billion in 2023.

Forward-Looking Statements
This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.

These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.
Important Information for Investors and Stockholders
In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.
Participants in Solicitation
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.